LI BANG INTERNATIONAL CORPORATION INC.

No. 190 Xizhang Road, Gushan Town

Jiangyin City, Jiangsu Province

People’s Republic of China

July 28, 2022

Via Edgar Correspondence

Melissa Kindelan

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Li Bang International Corporation Inc.
Amendment No. 2 to Registration Statement on Form F-1 Filed June 14, 2022
File No. 333-262367

Dear Ms. Kindelan:

This letter is in response to the letter dated June 28, 2022 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) addressed to Li Bang International Corporation Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment No. 3 to Registration Statement”) is being submitted to accompany this letter.

Amendment No.2 to Registration Statement on Form F-1

Management, page 93

1)	Please file consents for Messrs. Zhong and Liang as exhibits to your registration statement. Refer to Securities Act Rule 438.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have filed the consents as exhibits of our independent director nominees, Ren Zhong, Yu Xiaozhong, and Scott Silverman, who will become directors of the Company upon the effectiveness of the registration statement.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Li Bang International Corporation Inc.

/s/ Huang Feng
Name:	Huang Feng
Title:	Chief Executive Officer